

September 28, 2010

Roger Agnelli
Chief Executive Officer
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio d Janeiro, RJ
Brazil

      Re: **Vale S.A.**
               Form 20-F for the Fiscal Year Ended December 31, 2009
               Filed April 29, 2010, as amended June 15, 2010
               File No. 1-15030

Dear Mr. Agnelli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Revise the cover page of the Form 20-F to provide all the required information, including the name, telephone, e-mail and/or facsimile number and address of company contact person.

2.   Provide a description of Valepar's principal business, and discuss the background of its ownership and any other affiliation with Vale S.A. See also Item 4.A of Form 20-F. Also expand the biographical sketches you provide in the Management section beginning at page 115 to disclose the principal business conducted by the (other) current employers of the listed directors. Where members of management serve as directors of competitors or potential competitors, ensure that you identify the principal business conducted by the other listed entities as well.

Risk Factors, page 5

3.   Provide new risk factor disclosure, as appropriate, regarding any material litigation risks. We note the disclosure you provide at pages 125-127 under the caption "Legal Proceedings."

4.   We refer you to Item 3.D of Form 20-F. The instruction to that item cites as potential risks those factors relating to the countries in which you operate. Although you have included some general risk discussion regarding a number of countries in which you operate under the caption "Regulatory, political, economic and social conditions" at page 6, please also include new or enhanced risk factor disclosure that identifies the particular risks attendant to your activities and substantial dependence on sales to China. Also include more descriptive risks for other countries as appropriate. For example, if any of the following items constitute a material risk related to your operations in the various countries in which you do business, including China, please discuss in an appropriate risk factor:

- Limitations on foreign ownership,

- Enforcement of contractual arrangements with local entities,

- Particular tax consequences,

- Foreign exchange controls,

- Regulatory uncertainties, and

- Nationalization or expropriation of investments.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg at (202) 551-3707 or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director